Exhibit 1

NEWS RELEASE

Company Contacts		IR Agency Contact
Nachum Falek, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 Nachum@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4072 shirley.nakar@audiocodes.com	Erik Knettel The Global Consulting Group Tel: +1-646-284-9415 Eknettel@hfgcg.com

AudioCodes Reports First Quarter 2004 Results

Quarterly Revenues Rise 13% Sequentially and 82% Year over Year, Returns to Breakeven Level

Lod, Israel – April 21, 2004 – AudioCodes (Nasdaq: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced financial results for the first quarter ended March 31, 2004.

Revenues for the first quarter ended March 31, 2004 were $15.3 million compared to $13.5 million for the quarter ended December 31, 2003 and $8.4 million for the quarter ended March 31, 2003.  First quarter revenues grew 13% sequentially and increased 82% compared to the first quarter of 2003. Net loss for the first quarter of 2004 was $43,000, or $(0.00) per basic and diluted share, compared to a net loss of $2.5 million, or $(0.07) per basic and diluted share, for the corresponding period last year.

Cash, cash equivalents, long-term bank deposits and structured notes were $100.8 million as of March 31, 2004 compared to $99.2 million as of December 31, 2003 and $108.3 million as of March 31, 2003.

“We are pleased to report that we achieved our tenth sequential growth quarter, as well as a breakeven level earlier than planned” said Shabtai Adlersberg, President, Chairman and CEO of AudioCodes. “We continued to enjoy a solid rise in partnerships, customer design wins and revenues across our business lines in the technology and systems areas. Highlighting our better performance this quarter are an improved gross margin percentage and positive cash flow from operating activities. We believe that our strengthening position as a prime supplier in our markets combined with the continuing trend of a shift in telecom equipment budgets towards deployment of voice over packet networks will allow us to sustain growth and success in our markets in coming years.”

During the first quarter of 2004, AudioCodes moved to new facilities in Airport City, Lod in Israel. This modern 118,000 sq. foot facility houses the company’s headquarters, R&D, marketing and sales all under one roof and should result in better workflow streamlining and enhanced collaboration between the various departments of the company.

Conference Call & Webcast Information

AudioCodes will conduct a conference call on April 22, 2004 to discuss the first quarter 2004 financial results, which will be simultaneously Webcast at 9:00 A.M. Eastern Daylight Saving Time.  Investors are invited to listen to the call live via Webcast at the AudioCodes corporate Website at http://www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (Nasdaq: AUDC) enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators.  AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect™  – AudioCodes’ underlying, best-of-breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market.  AudioCodes’ voice network products feature media gateway and media server platforms for packet-based applications in the wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices.  Its customers include the leading telecom and data network equipment providers globally.  AudioCodes’ international headquarters and R&D facilities are located in Israel, with U.S. headquarters in San Jose, California.  For more information on AudioCodes, visit http://www.audiocodes.com or call +1 (408) 577-4088.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia are trademarks or registered trademarks of AudioCodes Limited.  All other products or trademarks are property of their respective owners.

Summary financial data follows

AudioCodes Reports Q1 2004 Results

AUDIOCODES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2004	2003
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 50,346	$ 48,898
Trade receivables	8,462	7,717
Other receivables and prepaid expenses	2,480	2,972
Inventories	5,465	4,667

Total current assets	66,753	64,254

SEVERANCE PAY FUND	3,479	3,618

FIXED ASSETS, NET	5,358	4,564

OTHER ASSETS	6,273	5,333

LONG-TERM BANK DEPOSITS AND STRUCTURED NOTES	50,437	50,270

INVESTMENTS	672	491

Total assets	$132,972	$128,530

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables	$ 5,602	$ 4,197
Other payables and accrued expenses	14,826	13,825

Total current liabilities	20,428	18,022

ACCRUED SEVERANCE PAY	3,952	3,990

Total shareholders' equity	108,592	106,518

Total liabilities and shareholders' equity	$ 132,972	$ 128,530

AUDIOCODES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2004	2003
	(Unaudited)

Revenues	$ 15,324	$ 8,428

Cost of revenues	6,533	3,735

Gross profit	8,791	4,693
Operating expenses:
Research and development, net	4,392	3,407
Sales and marketing	4,260	3,478
General and administrative	762	801

Total operating expenses	9,414	7,686

Operating loss	(623)	(2,993)
Equity loss	(79)	-
Financial income, net	659	452

Loss before income taxes	(43)	(2,541)
Income taxes	-	-

Net loss	$ (43)	$ (2,541)

Basic and diluted net loss per share	$ (0.00)	$ (0.07)
Weighted average number of shares used in computing basic and diluted net loss per share (in thousands)	38,050	37,342

AudioCodes Reports Q1 2004 Results